Form 40-F
period 2021-12-31
Nouveau Monde Graphite Inc.
filed 2022-03-30
CIK 1649752

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

☒Annual report pursuant to section 13(a) or 15(d) of the securities exchange act of 1934

For the fiscal year ended December 31, 2021

Commission File Number 001-40416

NOUVEAU MONDE GRAPHITE INC.

(Exact name of Registrant as specified in its charter)

Canada	1090	Not Applicable
(Province or other jurisdiction	(Primary Standard	(I.R.S. Employer Identification
of incorporation or	Industrial Classification	No.)
organization)	Code Number)

481 rue Brassard

Saint-Michel-des-Saints,

Québec Canada J0K 3B0

(450) 757-8905

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation

System 28 Liberty

Street

New York, New York 10005

(212) 894-8940

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading	Name of each exchange on which registered
Symbol(s)

Common Shares, no par value	NMG	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒Annual Information Form	☒Audited Annual Financial Statements

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2021: 55,118,316 Common Shares, no par value.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒	No ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging Growth Company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☐

EXPLANATORY NOTE

Nouveau Monde Graphite Inc. (the “Company” or “Registrant”) is a Canadian public company whose common shares are listed on the TSX Venture Exchange under the symbol “NOU” and the New York Stock Exchange (the “NYSE”) under the symbol “NMG.” The Company is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multijurisdictional disclosure system of the Exchange Act (“MJDS”). The Company is a “foreign private issuer” as defined in Rule 3b- 4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained in this annual report on Form 40-F (the “Annual Report”) including, but not limited to, those relating to the Company’s future results, the Company’s development activities and production plans, including the intended construction and commissioning timeline of the Matawinie Mine, the Bécancour Battery Material Plant, the Coating Demonstration Plant, the Shaping Demonstration Plant and the intended operation and performance of the Shaping Demonstration Plant, the Purification Demonstration Plant and the Flake Demonstration Plant, the economic performance and product development efforts, as well as the Company’s achievement of milestones, the impact of the COVID-19 pandemic (“COVID-19”) on the Company’s operations, the future outlook, corporate development and strategy of the Company, the Company’s projected capital expenditure, the estimates of mineral resources and mineral reserves, the Company’s green and sustainable lithium-ion active anode material initiatives, the government regulation of mining operations, environmental regulation and compliance; the realization of the expected economics of the construction and operation of the Matawinie Mine project and the Bécancour Battery Material Plant project, the ability to obtain sufficient financing and the permitting required for the development of the Matawinie Mine project and the Bécancour Battery Material Plant project, business opportunities that become available to, or are pursued by the Company, and any information as to the future plans and outlook for the Company, constitute ‘‘forward-looking information’’ or ‘‘forward-looking statements’’ (collectively, “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, and are based on expectations, estimates and projections as of the time of this Annual Report. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements are based upon various underlying factors and assumptions, including general business and economic conditions; there being no direct operational impacts resulting from infectious diseases or pandemics such as the ongoing COVID-19; the limited financial resources available to the Company, the uncertainty regarding regional and global financial stability; the outbreak of war between Russia and Ukraine; the dependence of the Company’s operations on an uninterrupted supply of production inputs, and other supplies and resources; the supply and demand for, deliveries of, and the level and volatility of prices for graphite products; the speculative nature of mineral exploration and development; changes in mineral production performance, exploitation and exploration successes; the risk that exploration data may be incomplete and additional work may be required to complete further evaluation, including but not limited to drilling, engineering, and socioeconomic studies and investment; the timing of the receipt of necessary regulatory and governmental permits and approvals for the Matawinie Mine and Bécancour Battery Material Plant; the availability of financing for the Company’s development of its properties and construction of its facilities and installations on reasonable terms; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; increased costs, delays, suspensions and technical challenges associated with the development of the Matawinie Property and the Bécancour Battery Material Plant; the ability to attract and retain skilled staff; development and production timetables; competition and market risks; pricing pressures; the accuracy of the Company’s mineral resource and mineral reserve estimates (including, with respect to size, grade and recoverability) as well as the geological, operational and price assumptions on which they are based; the fact that certain business improvement initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; the fact that certain of the initiatives described in this Annual Report are still in the early stages and may not materialize; business continuity and crisis management; current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects, opportunities and estimates of the operational performance of the equipment and such other assumptions and factors as set out herein and in this Annual Report, and such statements are not guarantees of future performance.

The words “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “aim”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress”, or the negative of these terms or variations of or similar such words and phrases or statements that certain actions, events or results ‘‘may’’, ‘‘could’’, ‘‘would’’, or ‘‘should’’, ‘‘might’’, or "making progress", ‘‘working towards’’, ‘‘will occur’’ or ‘‘will be achieved’’ and similar expressions identify forward-looking statements.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favourable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of COVID-19 and the governments’ responses thereto, general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks, general business risks, and those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2021 (the “2021 AIF”), which is filed as Exhibit 99.1 to this Annual Report. Unpredictable or unknown factors not discussed in this cautionary statement could also have material adverse effects on forward-looking statements.

The above list is non-exhaustive and non-exclusive. Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. Readers are cautioned not to place undue reliance on these forward-looking statements as a number of important risk factors and future events could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates, assumptions and intentions expressed in such forward-looking statements.

The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Capitalized terms under the heading “Forward-Looking Statements” and not otherwise defined herein have the meanings given to them in the 2021 AIF.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board, and the audit is subject to the Public Company Accounting Oversight Board Standards. In addition, the Company is not required to prepare a reconciliation of its financial statements between IFRS and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

CAUTIONARY NOTE TO U.S. INVESTORS

Disclosure regarding Mineral Reserve and Mineral Resource estimates included in the documents incorporated by reference herein were prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43- 101”). The documents incorporate by reference herein use the terms “Pre-Feasibility Study,” “Feasibility Study,” “Mineral Resource,” “Inferred Mineral Resource,” “Indicated Mineral Resource,” “Measured Mineral Resource,” “Mineral Reserve,” “Probable Mineral Reserve,” and “Proven Mineral Reserve” in connection with the presentation of resources, as each of these terms is defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates contained in, or incorporated by reference into, this Annual Report have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes the Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United Securities and Exchange Commission (the “SEC”). Accordingly, mineral resource and reserve information contained in the documents incorporated by reference herein may not be comparable to similar information made public by United States companies reporting pursuant to SEC reporting and disclosure requirements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the daily exchange rate as quoted by the Bank of Canada, was US$1.00 = CDN$1.2678 on December 31, 2021 and US$1.00 = CDN$1.2588 on March 22, 2022.

ANNUAL INFORMATION FORM

The 2021 AIF is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2021 and 2020, including the report of the independent auditor (PCAOB ID#271) thereon (the “Financial Statements”), are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis (the “MD&A”) dated March 23, 2022 for the year ended December 31, 2021, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company carried out an evaluation, under the supervision of the Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based upon that evaluation, the Company’s CEO and CFO have concluded that, as of the end of the period covered by this Annual Report, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, and (ii) accumulated and communicated to the Company’s management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

While the Company’s principal executive officer and principal financial officer believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors or fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Management’s Annual Report On Internal Control Over Financial Reporting

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes Internal Control Over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

Human Resources, Nominating and Compensation Committee

The Company’s Human Resources, Nominating and Compensation Committee assists the board of directors (the “Board”) of the Company in discharging its oversight responsibilities relating to the compensation and retention of key senior management employees having the skills and expertise needed to enable the Company to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives, and to assist the Board in ensuring that it is comprised of directors with the necessary skills to effectively discharge its oversight responsibilities relating to the Company’s activities. The Company’s Human Resources, Nominating and Compensation Committee charter is available on the Company’s website at the following address: https://nmg.com/.

Governance, Compliance and Legal Committee

The purpose of the Company’s Governance, Compliance and Legal Committee is to assist the Board with the development, implementation and assessment of effective corporate governance principles and compliance with laws and regulations applicable to its business. The Company’s Governance, Compliance and Legal Committee charter is available on the Company’s website at the following address: https://nmg.com/.

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Daniel Buron (chair), Yannick Beaulieu, Jürgen Köhler and Nathalie Pilon, each of whom the Company’s Board has determined is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has also determined that Mr. Buron, Mr. Beaulieu, Mr. Köhler and Ms. Pilon are independent within the meaning of the listing standards of the NYSE. In addition, the Board has determined that Mr. Buron and Ms. Pilon are “audit committee financial experts” within the meaning of the rules of the SEC. The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation, or affect the duties, obligations or liability of any other member of the audit committee or board of directors.

The Company’s Audit Committee charter is available on the Company’s website at the following address: https://nmg.com/.

CODE OF ETHICS

The Company’s Code of Conduct (the “Code”) applies to all directors, officers and employees of the Company, including the CEO and CFO.

On March 22, 2022, the Company adopted the Code. A copy of the Code, as approved by the Board on March 22, 2022, is filed as Exhibit 99.21 to this Annual Report.

Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. A copy of the Code can be found on the Company’s internet website at the following address: https://nmg.com/.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Audit Committee – External Auditor Service Fees” and “Audit Committee – Pre-approval Policies and Procedures” contained in the 2021 AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein. The Registrant’s Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services. However, the Registrant’s Audit Committee may approve, from time to time, expenses made for non-audit-related services contracts. The Registrant’s Independent Registered Public Accounting Firm in 2021 and 2020 was PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l., a partnership of Chartered Professional Accountants, located in Montreal, Quebec, PCAOB ID#271. All audit and non-audit fees paid to PricewaterhouseCoopers LLP for the financial year ended December 31, 2021, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Arrangements” contained in the MD&A, filed as Exhibit 99.3 hereto, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The discussion and analysis of the Company’s material cash requirements from known contractual and other obligations is provided under the headings “Contractual Obligations and Commitments” and “Liquidity and Funding” contained in the MD&A, filed as Exhibit 99.3 hereto, and the information provided in note 26 of the Financial Statements, filed as Exhibit 99.2 hereto, is incorporated by reference herein.

NYSE CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE. Section 303A.11 of the NYSE Listed Company Manual permits foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE standards is set forth on the Company’s website at https://nmg.com/.

In addition, the Company may from time-to-time seek relief from NYSE corporate governance requirements on specific transactions under Section 303A.11 of the NYSE Listed Company Manual, in which case, the Company shall make the disclosure of such transactions available on its website at https://nmg.com. Information contained on the Company’s website is not part of this annual report on Form 40-F.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Annual Information Form dated March 22, 2022 for the fiscal year ended December 31, 2021

99.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2021 and 2020

99.3	Management’s Discussion and Analysis dated March 23, 2022 for the year ended December 31, 2021

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of Qualified Person (Bernard-Olivier Martel)

99.10	Consent of Qualified Person (Yann Camus)

99.11	Consent of Qualified Person (Oliver Peters)

99.12	Consent of Qualified Person (Martine Paradis)

99.13	Consent of Qualified Person (Patrick Perez)

99.14	Consent of Qualified Person (Ewald Pengel)

99.15	Consent of Qualified Person (Jordan Zampini)

99.16	Consent of Qualified Person (Martin Saint-Amour)

99.17	Consent of Qualified Person (Céline M. Charbonneau)

99.18	Consent of Qualified Person (DRA Americas Inc.)

99.19	Consent of Qualified Person (Eric Desaulniers)

99.20	Consent of Qualified Person (Antoine Cloutier)

99.21	Code of Conduct dated March 22, 2022

101	Interactive Data File

Exhibits 99.1, 99.2 and 99.3 of this Annual Report on Form 40-F are incorporated by reference into the Registration Statement on Form F-10 of the Company, which was originally filed with the Securities and Exchange Commission on May 20, 2021 (File No. 333-256340) (the “Registration Statement”). Exhibits 99.4 and 99.9 to 99.20 of this Annual Report are incorporated by reference as  exhibits to the Registration Statement.

UNDERTAKING

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the Registrant.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NOUVEAU MONDE GRAPHITE INC.

By:	/s/ Eric Desaulniers
Name:	Eric Desaulniers
Title:	President and Chief Executive Officer

Date:	March 30, 2022