Form 40-F
period 2022-12-31
Nouveau Monde Graphite Inc.
filed 2023-03-24
CIK 1649752

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

☒Annual report pursuant to section 13(a) or 15(d) of the securities exchange act of 1934

For the fiscal year ended December 31, 2022

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2022: 55,873,898 Common Shares, no par value.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.1 ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-(b).2 ☐

1 Check boxes are blank, pending adoption of the underlying rules.

2 Check boxes are blank, pending adoption of the underlying rules.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F (the “Annual Report”) contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), which relate to future events or future performance and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “aim”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s future results, the intended construction and commissioning timeline of the Matawinie Mine Project, the Bécancour Battery Material Plant Project, the Shaping Demonstration Plant (as defined herein) and the Coating Demonstration Plant (as defined herein), the intended operation and performance of the Purification Demonstration Plant (as defined herein), the Shaping Demonstration Plant, the Coating Demonstration Plant and the Concentrator Demonstration Plant, the intended development of the Matawinie Mine Property, the intended development of the Uatnan Mining Project, including the formation of a joint venture, the economic performance and product development efforts, as well as the Company’s expected achievement of milestones, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, including the completion of the FID, and the sell of the Common Shares of the Company under the ATM Offering, and the ability to achieve the Company’s environmental, social and governance (“ESG”) initiatives, the Company’s electrification strategy and its intended results, market trends, the results of the 2022 Technical Report (as defined herein), the Uatnan Mining Property Report and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Company are or involve forward looking statements.

Forward-looking statements are based on reasonable assumptions that have been made by the Company as at the date of such statements and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite, new mining operation inherent risks, mineral exploration and development activities inherent risks, the uncertainty of processing the Company’s technology on a commercial basis and those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2022 (the “2022 AIF”), which is filed as Exhibit 99.1 to this Annual Report. Forward-looking statements in this Annual Report contain, among other things, disclosure regarding: the Company’s development activities and production plans, including the operation of the Shaping Demonstration Plant, the Purification Demonstration Plant and the Concentrator Demonstration Plant; the construction and commissioning, as applicable, of the Matawinie Mine Project, the Bécancour Battery Material Plant Project, the Shaping Demonstration Plant and the Coating Demonstration Plant; the development of the Uatnan Mining Project, the impact of infectious diseases, global pandemics or any other public health crises, including COVID-19 pandemic (“COVID-19”), and the ongoing war between Russia and Ukraine on the Company’s operations; the future outlook, corporate development and strategy of the Company; the Company’s projected capital and operating expenditures; the estimates of mineral resources and mineral reserves; the Company’s green and sustainable lithium-ion active anode material (“Anode Material”) initiatives; the government regulation of mining operations, environmental regulation and compliance; the realization of the expected economics of the construction and operation of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; the ability to obtain sufficient financing and the permitting required for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; and business opportunities that become available to, or are pursued by the Company.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: general business and economic conditions; there being no direct operational impacts resulting from infectious diseases or pandemics; the supply and demand for, deliveries of, and the level and volatility of prices for graphite products; the speculative nature of mineral exploration and development; changes in mineral production performance and increase in costs, exploitation, exploration and mine new mines’ start-up successes; the risk that exploration data may be incomplete and additional work may be required to complete further evaluation, including but not limited to drilling, engineering, and socioeconomic studies and investment; the impact of the inflation of the Company’s planned exploration and development activities, the timing of the receipt of necessary regulatory and governmental permits and approvals for the Matawinie Mine Project and Bécancour Battery Material Plant Project; the availability of financing for the Company’s development of its properties and construction of its facilities and installations on reasonable terms; the possibility that the Company may incur additional debt; the ability to procure equipment and operating supplies in sufficient quantities and on a timely basis; increased costs, delays, suspensions and technical challenges associated with the development, construction and commissioning of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; the good standing of the Company’s title and claims on its properties; the ability to attract and retain skilled staff and maintain positive relationships with the staff; the risk of relying on consultants; development and production timetables; competition and market risks; pricing pressures; the accuracy of the Company’s mineral resource and mineral reserve estimates (including, with respect to size, grade and recoverability) as well as the geological, operational and price assumptions on which they are based; the volatile nature of the share price of a resources company and public company obligations, currency fluctuations, the fact that certain business improvement initiatives are still in the early stages of evaluation, and additional engineering and other analysis is required to fully assess their impact; the fact that certain of the initiatives described in this Annual Report, are still in the early stages and may not materialize; business continuity and crisis management; and such other assumptions and factors as set out in the exhibits to this Annual Report.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update or revise any forward-looking statements that are included in this Annual Report, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Capitalized terms under the heading “Forward-Looking Statements” and not otherwise defined herein have the meanings given to them in the 2022 AIF.

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

CAUTIONARY NOTE TO U.S. INVESTORS

Disclosure regarding Mineral Reserve and Mineral Resource estimates included in the documents incorporated by reference herein were prepared in accordance with Regulation 43-101 respecting Standards of Disclosure for Mineral Projects (“NI 43-101”) and applicable mining terms are as defined in accordance with the CIM Definition Standards on Mineral Resources and Reserves adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council (the “CIM Definition Standards”), as required by NI 43-101. Unless otherwise indicated, all reserve and resource estimates included in the documents incorporated by reference herein have been prepared in accordance with the CIM Definition Standards, as required by NI 43-101.

NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes the Canadian standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the United Securities and Exchange Commission (the “SEC”) applicable to United States companies. Accordingly, mineral resource and reserve information contained in the documents incorporated by reference herein may not be comparable to similar information made public by United States companies reporting pursuant to SEC reporting and disclosure requirements.

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report on Form 40-F are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the daily exchange rate as quoted by the Bank of Canada, was US$1.00 = CDN$1.3544 on December 30, 2022 and US$1.00 = CDN$1.3671 on March 23, 2023.

ANNUAL INFORMATION FORM

The 2022 AIF is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2022 and 2021, including the report of the independent auditor (PCAOB ID#271) thereon (the “Financial Statements”), are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis (the “MD&A”) dated March 23, 2023 for the year ended December 31, 2022, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

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

Management’s Annual Report On Internal Control Over Financial Reporting

Management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) under the Exchange Act. The Company’s management has employed a framework consistent with Exchange Act Rule 13a-15(c), to evaluate the Company’s internal control over financial reporting described below. A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013)(COSO) to evaluate the effectiveness of our controls. Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2022.

Attestation Report of the Registered Public Accounting Firm

As an “emerging growth company” under the Jumpstart our Business Startups Act, the Company is exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires that a public company’s registered public accounting firm provide an attestation report relating to management’ assessment of internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

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

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Daniel Buron (chair), Jürgen Köhler and Nathalie Pilon, each of whom the Company’s Board has determined is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has also determined that Mr. Buron, Mr. Köhler and Ms. Pilon are “independent” within the meaning of the listing standards of the NYSE. In addition, the Board has determined that Mr. Buron and Ms. Pilon are “audit committee financial experts” within the meaning of the rules of the SEC.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Audit Committee – External Auditor Service Fees” and “Audit Committee – Pre-approval Policies and Procedures” contained in the 2022 AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein. The Registrant’s Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services. However, the Registrant’s Audit Committee may approve, from time to time, expenses made for non-audit-related services contracts. The Registrant’s Independent Registered Public Accounting Firm in 2022 and 2021 was PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located in Montreal, Quebec, Canada PCAOB ID#271. All audit and non-audit fees paid to PricewaterhouseCoopers LLP for the financial year ended December 31, 2022, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Transactions” contained in the MD&A, filed as Exhibit 99.3 hereto, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The discussion and analysis of the Company’s material cash requirements from known contractual and other obligations is provided under the headings “Contractual Obligations and Commitments” and “Liquidity and Funding” contained in the MD&A, filed as Exhibit 99.3 hereto, and the information provided in Note 28 of the Financial Statements, filed as Exhibit 99.2 hereto, is incorporated by reference herein.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

EXHIBIT INDEX

Exhibit
Number	Description

99.1	Annual Information Form dated March 23, 2023 for the fiscal year ended December 31, 2022

99.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2022 and 2021

99.3	Management’s Discussion and Analysis dated March 23, 2023 for the year ended December 31, 2022

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of Qualified Person (Bernard-Olivier Martel)

99.10	Consent of Qualified Person (Yann Camus)

99.11	Consent of Qualified Person (Simon Fortier)

99.12	Consent of Qualified Person (André Allaire)

99.13	Consent of Qualified Person (Jeffrey Cassoff)

99.14	Consent of Qualified Person (Vera Gella)

99.15	Consent of Qualified Person (Merouane Rachidi)

99.16	Consent of Qualified Person (Claude Duplessis)

99.17	Consent of Qualified Person (Eric Desaulniers)

99.18	Consent of Qualified Person (Antoine Cloutier)

99.19	Consent of Qualified Person (BBA Inc.)

99.20	Consent of Qualified Person (SGS Geological Services Inc.)

99.21	Consent of Qualified Person (GoldMinds Geoservices Inc.)

101	Interactive Data File

Exhibits 99.1, 99.2 and 99.3 of this Annual Report on Form 40-F are incorporated by reference into the Registration Statement on Form F-10 of the Company, which was originally filed with the Securities and Exchange Commission on May 20, 2021 (File No. 333-256340) (the “Registration Statement”). Exhibits 99.4 and 99.9 to 99.21 of this Annual Report are incorporated by reference as  exhibits to the Registration Statement.

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

NOUVEAU MONDE GRAPHITE INC.

By:	/s/ Eric Desaulniers
Name:	Eric Desaulniers
Title:	President and Chief Executive Officer

Date:	March 24, 2023