Form 40-F
period 2023-12-31
Nouveau Monde Graphite Inc.
filed 2024-03-28
CIK 1649752

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

☒Annual report pursuant to section 13(a) or 15(d) of the securities exchange act of 1934

For the fiscal year ended December 31, 2023

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2023: 60,903,898 Common Shares, no par value.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.     ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-(b). ☐

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F (the “Annual Report”) contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), which relate to future events or future performance and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “aim”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress” or the negative of these terms or other similar expressions concerning matters that are not historical facts In particular, statements regarding the Company’s future results, the intended construction and commissioning timeline of the Matawinie Mine Project , the Bécancour Battery Material Plant Project, the Shaping Demonstration Plant and the Coating Demonstration Plant, the intended operation and performance of the Purification Demonstration Plant, the Shaping Demonstration Plant, the Coating Demonstration Plant and the Concentrator Demonstration Plant, the intended development of the Matawinie Mine Property, the intended development of the Uatnan Mining Project, the economic performance and product development efforts, as well as the Company’s expected achievement of milestones, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, including the completion of the FID, and the sell of the Common Shares of the Company under the ATM Offering, and the ability to achieve the Company’s environmental, social and governance initiatives, the Company’s electrification strategy and its intended results, the prospects and trends of the industries and markets in which the Company operates, the results of the 2022 Technical Report, the Uatnan Mining Property Report and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Company are or involve forward looking statements.

Forward-looking statements are based on reasonable assumptions that have been made by the Company as at the date of such statements and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite, new mining operation inherent risks, mineral exploration and development activities inherent risks, the uncertainty of processing the Company’s technology on a commercial basis and those factors discussed in the section entitled “Risk Factors” in the Company’s Annual Information Form for the fiscal year ended December 31, 2023 (the “2023 AIF”), which is filed as Exhibit 99.1 to this Annual Report. Forward-looking statements in this Annual Report contain, among other things, disclosure regarding: the Company’s development activities and production plans, including the operation of the Shaping Demonstration Plant, the Purification Demonstration Plant, the Coating Demonstration Plant and the Concentrator Demonstration Plant; the construction and commissioning, as applicable, of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; the development of the Uatnan Mining Project, the impact of infectious diseases, global pandemics or any other public health crises; the impact of economic conditions and unforeseen events on the Company’s operations; the closing of Related Party Transactions; the future outlook, corporate development and strategy of the Company; the Company’s projected capital and operating expenditures; the estimates of mineral resources and mineral reserves; the Company’s green and sustainable lithium-ion active anode material initiatives; the government regulation of mining operations, environmental regulation and compliance; the realization of the expected economics of the construction and operation of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; the ability to obtain sufficient financing and the permitting required for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project; and business opportunities that become available to, or are pursued by the Company.

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

Capitalized terms under the heading “Forward-Looking Statements” and not otherwise defined herein have the meanings given to them in the 2023 AIF.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the daily exchange rate as quoted by the Bank of Canada, was US$1.00 = CDN$1.3226 on December 29, 2023 and US$1.00 = CDN$1.3572 on March 26, 2024.

ANNUAL INFORMATION FORM

The 2023 AIF is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2023 and 2022, including the report of the independent auditor (PCAOB ID#271) thereon (the “Financial Statements”), are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis (the “MD&A”) dated March 27, 2024 for the year ended December 31, 2023, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

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

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013)(COSO) to evaluate the effectiveness of our controls. Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2023.

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

CORPORATE GOVERNANCE

Human Resources, Diversity, Equity and Inclusion, and Compensation Committee

The purpose of the Human Resources, Diversity, Equity and Inclusion and Compensation Committee is to assist the board of directors (the “Board”) of the Company in discharging its oversight responsibilities relating to the compensation of directors, and the compensation and retention of executive officers having the skills and expertise needed to enable the Company to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives, and to support and monitor the Company’s diversity, equity, and inclusion initiatives. The Company’s Human Resources, Diversity, Equity and Inclusion and Compensation Committee charter is available on the Company’s website at the following address: https://nmg.com.

Corporate Governance and Nominating Committee

The purpose of the Corporate Governance and Nominating Committee is to assist the Board with the development, implementation and assessment of effective corporate governance practices, and compliance with related laws and regulations, and to assist the Board in ensuring that it is comprised of directors with the necessary skills to effectively discharge its oversight responsibilities relating to the Company’s activities. The Company’s Corporate Governance and Nominating Committee charter is available on the Company’s website at the following address: https://nmg.com.

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

The Company’s Audit Committee charter is available on the Company’s website at the following address: https://nmg.com.

CODE OF ETHICS

The Company’s Code of Conduct (the “Code”) applies to all directors, officers and employees of the Company, including the CEO and CFO. Since the adoption of the Code, there have not been any waivers, including implied waivers, from any provision of the Code. A copy of the Code can be found on the Company’s internet website at the following address: https://nmg.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Audit Committee – External Auditor Service Fees” and “Audit Committee – Pre-approval Policies and Procedures” contained in the 2023 AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein. The Registrant’s Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services. However, the Registrant’s Audit Committee may approve, from time to time, expenses made for non-audit-related services contracts. The Registrant’s Independent Registered Public Accounting Firm in 2023 and 2022 was PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l, a partnership of Chartered Professional Accountants, located in Montreal, Quebec, Canada PCAOB ID#271. All audit and non-audit fees paid to PricewaterhouseCoopers LLP for the financial year ended December 31, 2023, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

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

NYSE CORPORATE GOVERNANCE

The Company’s common shares are listed on the NYSE. Section 303A.11 of the NYSE Listed Company Manual permits foreign private issuers to follow home country practices in lieu of certain provisions of the NYSE Listed Company Manual. A foreign private issuer that follows home country practices in lieu of certain provisions of the NYSE Listed Company Manual must disclose any significant ways in which its corporate governance practices differ from those followed by domestic companies either on its website or in the annual report that it distributes to shareholders in the United States. A description of the significant ways in which the Company’s governance practices differ from those followed by domestic companies pursuant to NYSE standards is set forth on the Company’s website at https://nmg.com.

In addition, the Company may from time-to-time seek relief from NYSE corporate governance requirements on specific transactions under Section 303A.11 of the NYSE Listed Company Manual, in which case, the Company shall make the disclosure of such transactions available on its website at https://nmg.com. Information contained on the Company’s website is not part of this Annual Report.

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

EXHIBIT INDEX

Exhibit
Number	Description

97 99.1	Incentive Compensation Recovery Policy (Clawback Policy) Annual Information Form dated March 27, 2024 for the fiscal year ended December 31, 2023

99.2	Audited Consolidated Financial Statements as at and for the years ended December 31, 2023 and 2022

99.3	Management’s Discussion and Analysis dated March 27, 2024 for the year ended December 31, 2023

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of Qualified Person (Bernard-Olivier Martel)

99.10	Consent of Qualified Person (Yann Camus)

99.11	Consent of Qualified Person (Simon Fortier)

99.12	Consent of Qualified Person (André Allaire)

99.13	Consent of Qualified Person (Jeffrey Cassoff)

99.14	Consent of Qualified Person (Vera Gella)

99.15	Consent of Qualified Person (Merouane Rachidi)

99.16	Consent of Qualified Person (Claude Duplessis)

99.17	Consent of Qualified Person (Eric Desaulniers)

99.18	Consent of Qualified Person (BBA Inc.)

99.19	Consent of Qualified Person (SGS Geological Services Inc.)

99.20	Consent of Qualified Person (GoldMinds Geoservices Inc.)

101	Interactive Data File

104	Cover Page Interactive Data File (embedded withing the Inline XBRL document)

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

NOUVEAU MONDE GRAPHITE INC.

By:	/s/ Eric Desaulniers
Name:	Eric Desaulniers
Title:	President and Chief Executive Officer

Date:	March 28, 2024