Form 40-F
period 2024-12-31
Nouveau Monde Graphite Inc.
filed 2025-03-31
CIK 1649752

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

☒Annual report pursuant to section 13(a) or 15(d) of the securities exchange act of 1934

For the fiscal year ended December 31, 2024

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024: 152,261,189 Common Shares, no par value.

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

Nouveau Monde Graphite Inc. (the “Company” or “Registrant”) is a Canadian public company whose common shares are listed on the Toronto Stock Exchange under the symbol “NOU” and the New York Stock Exchange (the “NYSE”) under the symbol “NMG.” The Company is eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multijurisdictional disclosure system of the Exchange Act (“MJDS”). The Company is a “foreign private issuer” as defined in Rule 3b- 4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F (the “Annual Report”) contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future financial or operating events or future performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “may”, “would”, “could”, “will”, “should”, “expect”, “intend”, “aim”, “attempt”, “anticipate”, “believe”, “study”, “target”, “estimate”, “forecast”, “predict”, “outlook”, “mission”, “aspire”, “plan”, “schedule”, “potential”, “progress” or the negative of these terms or other similar expressions concerning matters that are not historical facts In particular, statements regarding the Company’s future results, the intended construction and commissioning timeline of the Matawinie Mine Project , the Bécancour Battery Material Plant Project, the Shaping Demonstration Plant and the Coating Demonstration Plant, the intended operation and performance of the Purification Demonstration Plant, the Shaping Demonstration Plant, the Coating Demonstration Plant and the Concentrator Demonstration Plant, the anticipated decommissioning of the Purification Demonstration Plant, the intended development of the Matawinie Mine property, the intended execution strategy of the Company’s projected development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project, the possibility that the powerline may or may not be operational in due time for the Matawinie Mine Project commissioning phase, the intended development of the Uatnan Mining Project, the economic performance and product development efforts, as well as the Company’s expected achievement of milestones, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plant Project on favorable terms for the Company, including the completion of the FID, the satisfaction of the terms and conditions, conditions precedent, as well as qualification requirements of the product and the commercial operations as set forth in the offtake agreements, the Company’s development activities and production plans, including the operation of the shaping demonstration plant, the purification demonstration plant, the coating demonstration plant and the concentrator demonstration plant, the ability to achieve the Corporation’s environmental, social and governance (“ESG”) initiatives, the execution and implementation of the agreements with First Nations, communities and key stakeholders on favorable terms for the Company, the Company’s ability to provide advanced materials while promoting sustainability and supply chain traceability, including the Company’s green and sustainable lithium-ion active anode material initiatives, the Company’s ability to establish local, carbon-neutral, and traceable turkey supply of graphite-based advanced materials for Western World, the Company’s electrification strategy and its intended results, market trends, the consumers demand for components in lithium-ion batteries for electric vehicles and energy storage solutions, the Company’s competitive advantages, macroeconomic conditions, the impact of applicable laws and regulations, the results of the 2025 Updated Feasibility Study (as defined herein), the 2022 Technical Report, the Uatnan Mining Property Report and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Company are or involve forward-looking statements.

Forward-looking statements are based on reasonable assumptions that have been made by the Company as at the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the actual results of current development, engineering and planning activities, access to capital and future prices of graphite, new mining operation inherent risks, the speculative nature of mining development, changes in mineral production performance, the uncertainty of processing the Company’s technology on a commercial basis, development and production timetables; competition and market risks; pricing pressures; other risks of the mining industry, and additional engineering and other analysis is required to fully assess their impact; the fact that certain of the initiatives described in this Annual Report, are still in the early stages and may not materialize; business continuity and crisis management; political instability and international conflicts; and such other assumptions and factors as set out in the exhibits to this Annual Report.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that the list of risks, uncertainties, assumptions and other factors are not exhaustive. The Company does not undertake to update or revise any forward-looking statements that are included in this Annual Report, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Capitalized terms under the heading “Forward-Looking Statements” and not otherwise defined herein have the meanings given to them in the 2024 AIF.

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed with this Annual Report, in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board, and the audit is subject to the Public Company Accounting Oversight Board Standards. In addition, the Company is not required to prepare a reconciliation of its financial statements between IFRS Accounting Standards and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the daily exchange rate as quoted by the Bank of Canada, was US$1.00 = CDN$1.4389 on December 31, 2024.

ANNUAL INFORMATION FORM

The 2024 AIF is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2024 and 2023, including the report of the independent auditor (PCAOB ID#271) thereon (the “Financial Statements”), are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis (the “MD&A”) dated March 31, 2025 for the year ended December 31, 2024, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

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

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013)(COSO) to evaluate the effectiveness of our controls. Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2024.

Attestation Report of the Registered Public Accounting Firm

As an “emerging growth company” under the Jumpstart our Business Startups Act, the Company is exempt from Section 404(b) of the Sarbanes-Oxley Act of 2002, which requires that a public company’s registered public accounting firm provide an attestation report relating to management’s assessment of internal control over financial reporting.

Changes in Internal Control Over Financial Reporting

During the period covered by this Annual Report, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE

The purpose of the Human Resources Committee is to assist the board of directors (the “Board”) of the Company in discharging its oversight responsibilities relating to the compensation of directors, and the compensation and retention of executive officers having the skills and expertise needed to enable the Company to achieve its goals and strategies at a fair and competitive compensation, including appropriate performance incentives, and to support and monitor the Company’s diversity, equity, and inclusion initiatives. The Company’s Human Resources Committee charter is available on the Company’s website at the following address: https://nmg.com.

The purpose of the Governance Committee is to assist the Board with the development, implementation and assessment of effective corporate governance practices, and compliance with related laws and regulations, and to assist the Board in ensuring that it is comprised of directors with the necessary skills to effectively discharge its oversight responsibilities relating to the Company’s activities. The Company’s Governance Committee charter is available on the Company’s website at the following address: https://nmg.com.

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Daniel Buron (chair), Stephane Leblanc and Nathalie Pilon, each of whom the Company’s Board has determined is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has also determined that Mr. Buron, Mr. Leblanc and Ms. Pilon are “independent” within the meaning of the listing standards of the NYSE. In addition, the Board has determined that Mr. Buron and Ms. Pilon are “audit committee financial experts” within the meaning of the rules of the SEC.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Audit Committee – External Auditor Service Fees” and “Audit Committee – Pre-approval Policies and Procedures” contained in the 2024 AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein. The Registrant’s Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services. However, the Registrant’s Audit Committee may approve, from time to time, expenses made for non-audit-related services contracts. The Registrant’s Independent Registered Public Accounting Firm in 2024 and 2023 was PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located in Montreal, Quebec, Canada PCAOB ID#271. All audit and non-audit fees paid to PricewaterhouseCoopers LLP for the financial year ended December 31, 2024, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The information provided under the heading “Off-Balance Sheet Transactions” contained in the MD&A, filed as Exhibit 99.3 hereto, is incorporated by reference herein.

CONTRACTUAL OBLIGATIONS

The discussion and analysis of the Company’s material cash requirements from known contractual and other obligations is provided under the headings “Contractual Obligations and Commitments” and “Liquidity and Funding” contained in the MD&A, filed as Exhibit 99.3 hereto, and the information provided in Note 29 of the Financial Statements, filed as Exhibit 99.2 hereto, is incorporated by reference herein.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

MINE SAFETY DISCLOSURE

Not applicable.

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

EXHIBIT INDEX

Exhibit
Number	Description

97.1

Incentive Compensation Recovery Policy (Clawback Policy) (Incorporated by reference to Exhibit 97 to the Annual Report on Form 40-F of Nouveau Monde Graphite Inc. filed with the Commission on March 28, 2024)

99.1	Annual Information Form dated March 31, 2025 for the fiscal year ended December 31, 2024

99.2	Consolidated Audited Financial Statements as at and for the years ended December 31, 2024 and 2023

99.3	Management’s Discussion and Analysis dated March 31, 2025 for the year ended December 31, 2024

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of Qualified Person (Bernard-Olivier Martel)

99.10	Consent of Qualified Person (Yann Camus)

99.11	Consent of Qualified Person (Simon Fortier)

99.12	Consent of Qualified Person (André Allaire)

99.13	Consent of Qualified Person (Jeffrey Cassoff)

99.14	Consent of Qualified Person (Vera Gella)

99.15	Consent of Qualified Person (Merouane Rachidi)

99.16	Consent of Qualified Person (Claude Duplessis)

99.17	Consent of Qualified Person (Eric Desaulniers)

99.18	Consent of Qualified Person (BBA Inc.)

99.19	Consent of Qualified Person (SGS Geological Services Inc.)

99.20 99.21 99.22	Consent of Qualified Person (GoldMinds Geoservices Inc.) Consent of Qualified Person (Christian Fréchette) Consent of Qualified Person (Jean-François St-Laurent)
99.23	Consent of Qualified Person (Antoine Cloutier)
101	Interactive Data File

104	Cover Page Interactive Data File (embedded withing the Inline XBRL document)

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

NOUVEAU MONDE GRAPHITE INC.

By:	/s/ Eric Desaulniers
Name:	Eric Desaulniers
Title:	President and Chief Executive Officer

Date:	March 31, 2025