Form 40-F
period 2025-12-31
Nouveau Monde Graphite Inc.
filed 2026-03-26
CIK 1649752

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

☒Annual report pursuant to section 13(a) or 15(d) of the securities exchange act of 1934

For the fiscal year ended December 31, 2025

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

Number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025: 160,761,539 Common Shares, no par value.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F (the “Annual Report”) contains “forward-looking information” and “forward-looking statements” within the meaning of applicable securities legislation (collectively, “forward-looking statements”), including, but not limited to, statements relating to future financial or operating events or future performance of the Company and reflect management’s expectations and assumptions regarding the Company’s growth, results, performance and business prospects and opportunities. Such forward-looking statements reflect management’s current beliefs and are based on information currently available to it. In some cases, forward-looking statements can be identified by words such as “aim”, “anticipate”, “aspire”, “attempt”, “believe”, “budget”, “could”, “estimate”, “expect”, “forecast”, “intend”, “may”, “mission”, “plan”, “potential”, “predict”, “progress”, “outlook”, “schedule”, “should”, “study”, “target”, “will”, “would” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company’s future results, the intended construction and commissioning timeline of the Matawinie Mine Project and the Bécancour Battery Material Plants Project, the Shaping Demonstration Plant, the Coating Demonstration Plant and the Concentrator Demonstration Plant, the anticipated decommissioning of the Purification Demonstration Plant, the intended development of the Matawinie Mine, the intended development of the First-Stage Bécancour Battery Material Plant, including the ability of the Company to secure an existing building to house the First-Stage Bécancour Battery Material Plant, the intended development of the Second-Stage Bécancour Battery Material Plant, including the ability of the Company to terminate or renegotiate the current offtake agreements or arrangements, or to source raw materials for the Second-Stage Bécancour Battery Material Plant, the intended execution strategy of the Company’s projected development of the Matawinie Mine Project and the First-Stage Bécancoru Battery Material Plants Project, including the possibility of sequencing financing stages, the intent of the Company to prioritize, as an initial milestone for the Bécancour Battery Material Plants (as defined herein), the development of the First-Stage Bécancour Battery Material Plant, the possibility that the powerline may or may not be operational in due time for the Matawinie Mine Project commissioning phase, the intended development of the Uatnan Mining Project, the economic performance and product development efforts, as well as the Company’s expected achievement of milestones, including the ability to obtain sufficient financing for the development of the Matawinie Mine Project and the Bécancour Battery Material Plants Project on favorable terms for the Company, including the completion of the financing and the FID, the satisfaction of the terms and conditions, conditions precedent, as well as qualification requirements of the product and the commercial operations as set forth in the offtakes agreements entered into with the Company, including the Panasonic Energy Agreement and the A&R Offtake and Joint Marketing Agreement the ability of the Company to enter into definitive agreements with the GoC and allied country entities, and with an established active anode manufacturer, the satisfaction of the conditions precedent to the Panasonic Energy Agreement, and the potential for GM to collaborate on certain shared strategic objectives identified in the non-binding memorandum of understanding with GM, the Company’s development activities and production plans, including the operation of the Shaping Demonstration Plant, the Coating Demonstration Plant and the Concentrator Demonstration Plant, the ability to achieve the Company’s environmental, social and governance (“ESG”) initiatives, the execution and implementation of agreements with First Nations, communities and key stakeholders on favorable terms for the Company, the Company’s ability to provide advanced materials while promoting sustainability and supply chain traceability, including the Company’s green and sustainable lithium-ion active anode material initiatives, the Company’s ability to establish a local, carbon-neutral, and traceable turnkey supply of graphite for the Western World, the Company’s electrification strategy and its intended results, market trends, the consumers demand for components in lithium-ion batteries for electric vehicles, energy storage solutions, and consumer technology applications, as well as niche applications in traditional, specialized, defense industries, the Company’s competitive advantages, macroeconomic conditions, the impact of applicable laws and regulations, the results of the 2025 Matawinie Mine Feasibility Study, the results of the AACE Project Cost Estimates, the results of the 2023 Uatnan Mining Project Report and any other feasibility study and preliminary economic assessments and any information as to future plans and outlook for the Company are or involve forward looking-statements.

Forward-looking statements are based on reasonable assumptions that have been made by the Company as of the date of such statements and are subject to known and unknown risks, uncertainties, and other factors that may cause the actual results, level of activity, performance, or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to, the actual results of current development, engineering and planning activities; access to capital and future prices of graphite; the new mining operation inherent risks; the mineral exploration and development activities inherent risks; the speculative nature of mining development; the impact of inflation and any tariffs, trade barriers and/or regulatory costs; the changes in mineral production performance; the uncertainty of processing the Company’s technology on a commercial basis; the development and production timetables; the competition and market risks, the pricing pressures, the other risks of the mining industry and the geopolitical conditions (including policy, trade and tax-related risks and the potential impact of any new or elevated tariffs or any retaliatory tariffs); the required additional engineering work and other analysis that is required to fully assess their impact; the fact that certain of the initiatives described in this Annual Report, are still in the early stages and may not materialize; the business continuity and crisis management; the political instability and international conflicts; and such other assumptions and factors as set out herein, including the documents incorporated by reference herein, and additionally, such other factors discussed in the section entitled “Risk Factors” in this Annual Report.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that may cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. The Company does not undertake to update or revise any forward looking information that is included herein, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.

Capitalized terms under the heading “Forward-Looking Statements” and not otherwise defined herein have the meanings given to them in the Company’s Annual Information Form for the fiscal year ended December 31, 2025 (the “2025 AIF”).

DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the MJDS, to prepare this Annual Report in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are filed as Exhibit 99.2 with this Annual Report, in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board, and the audit is subject to the Public Company Accounting Oversight Board Standards. In addition, the Company is not required to prepare a reconciliation of its financial statements between IFRS Accounting Standards and U.S. generally accepted accounting principles, and has not quantified such differences, which may be significant.

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

CURRENCY

Unless otherwise indicated, all dollar amounts in this Annual Report are in Canadian dollars. The exchange rate of Canadian dollars into United States dollars, based upon the daily exchange rate as quoted by the Bank of Canada, was US$1.00 = CDN$1.3706 on December 31, 2025.

ANNUAL INFORMATION FORM

The 2025 AIF is filed as Exhibit 99.1 to this Annual Report and is incorporated by reference herein.

AUDITED FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024, including the report of the independent auditor (PCAOB ID#271) thereon (the “Financial Statements”), are filed as Exhibit 99.2 to this Annual Report and are incorporated by reference herein.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The Company’s Management’s Discussion and Analysis (the “MD&A”) dated March 25, 2026 for the year ended December 31, 2025, is filed as Exhibit 99.3 to this Annual Report and is incorporated by reference herein.

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

The Company’s management, including the CEO and CFO, is responsible for establishing and maintaining adequate internal control over financial reporting, and used the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013)(COSO) to evaluate the effectiveness of our controls. Based on this evaluation, management concluded that the Company’s internal controls over financial reporting were effective as of December 31, 2025.

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

AUDIT COMMITTEE

The Board has a separately designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act and Section 303A.06 of the NYSE Listed Company Manual. As of the date of this Annual Report, the Company’s Audit Committee is comprised of Paola Farnesi (Chair), Daniel Buron and Stephane Leblanc, each of whom the Company’s Board has determined is financially literate, meaning each such member has the ability to read and understand a set of financial statements that present a breadth and level of complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements. The Board has also determined that Ms. Farnesi, Mr. Buron and Mr. Leblanc are “independent” within the meaning of the listing standards of the NYSE. In addition, the Board has determined that Ms. Farnesi and Mr. Buron are “audit committee financial experts” within the meaning of the rules of the SEC.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information provided under the headings “Audit Committee - External Auditor Service Fees” and “Audit Committee - Pre-approval Policies and Procedures” contained in the 2025 AIF, filed as Exhibit 99.1 hereto, is incorporated by reference herein. The Registrant’s Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services. However, the Registrant’s Audit Committee may approve, from time to time, expenses made for non-audit-related services contracts. The Registrant’s Independent Registered Public Accounting Firm in 2025 and 2024 was PricewaterhouseCoopers LLP, a partnership of Chartered Professional Accountants, located in Montreal, Quebec, Canada PCAOB ID#271. All audit and non-audit fees paid to PricewaterhouseCoopers LLP for the financial year ended December 31, 2025, were pre-approved by the Audit Committee and none were approved on the basis of the de minimis exemption set forth in Rule 2-01(c)(7)(i)(C) of Regulation S-X.

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

NOTICES PURSUANT TO REGULATION BTR

There were no notices required by Rule 104 of Regulation BTR that the Company sent during the year ended December 31, 2025 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

99.1	Annual Information Form dated March 25, 2026 for the fiscal year ended December 31, 2025

99.2	Consolidated Audited Financial Statements as at and for the years ended December 31, 2025 and 2024

99.3	Management’s Discussion and Analysis dated March 25, 2026 for the year ended December 31, 2025

99.4	Consent of Independent Registered Public Accounting Firm

99.5	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.6	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14(a) of the U.S. Securities Exchange Act of 1934, as amended

99.7	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.8	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.9	Consent of Qualified Person (Bernard-Olivier Martel)

99.10	Consent of Qualified Person (Yann Camus)

99.11	Consent of Qualified Person (Simon Fortier)

99.12	Consent of Qualified Person (Jean L’Heureux for Andre Allaire)

99.13	Consent of Qualified Person (Jeffrey Cassoff)

99.14	Consent of Qualified Person (Vera Gella)

99.15	Consent of Qualified Person (Merouane Rachidi)

99.16	Consent of Qualified Person (Claude Duplessis)

99.17	Consent of Qualified Person (Eric Desaulniers)

99.18	Consent of Qualified Person (BBA Inc.)

99.19	Consent of Qualified Person (SGS Geological Services Inc.)

99.20 99.21 99.22	Consent of Qualified Person (GoldMinds Geoservices Inc.) Consent of Qualified Person (Christian Fréchette) Consent of Qualified Person (Jean-François St-Laurent)
101	Interactive Data File

104	Cover Page Interactive Data File (embedded withing the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

NOUVEAU MONDE GRAPHITE INC.

By:	/s/ Eric Desaulniers
Name:	Eric Desaulniers
Title:	President and Chief Executive Officer

Date:	March 25, 2026